HITE & ASSOCIATES, INC.

Petroleum Engineers / Business Advisors

712 Main Street • Suite 1701 • Houston, Texas 77002
Phone: 713.654.4141 • Fax: 713.654.4404 • www.hiteinc.com

February 11, 2014

Mr. Eric Urban
Blacksands Petroleum Inc.
800 Bering, Suite 250
Houston, TX 77057

Dear Mr. Urban:

At your request, we have estimated the proved reserves and future net cash flow attributable to certain interests owned by Blacksands Petroleum Inc. (Blacksands) located in multiple Texas counties as of October 31, 2013. This report has been prepared using operating costs obtained from Blacksands' revenue and expense statements. The estimates of reserves and future net cash flow in this report have been prepared in accordance with Securities & Exchange Commission (SEC) definitions and the guidelines set forth in the Petroleum Resources Management System approved by the Society of Petroleum Engineers; definitions are presented immediately following this letter.

As summarized in the following tables, we estimate the net reserves and future net cash flow to Blacksands' interest in these properties, as of October 31, 2013, to be:

	Net Reserves		**Future Net Cash Flow (M$)**	
Category	**Oil (MB)**	**Gas (MMCF)**	**Total**	**NPV @ 10%**
Proved				
Developed Producing*	52.12	29.03	2,148.68	1,664.07
Developed Behind Pipe	6.24	166.53	658.39	436.04
Total Proved Developed	58.35	195.56	2,807.07	2,100.12

*Includes Everett SWD well

The oil reserves shown include crude oil and condensate. Liquid volumes are expressed in thousands of barrels (MB) that are equivalent to 42 US gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The future net cash flow is after the deduction of production taxes, the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs and abandonment costs. The future net cash flow is before the deduction of state and federal income taxes and general administrative overhead and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Estimates of Reserves

The reserves included herein were estimated by decline curve analysis, volumetric calculations and by analogy to offset wells. The decline curve analysis method is based on the extrapolation of historical production data. Volumetric calculations were used in those cases where there was no historical performance data upon which to base a reserve estimate. Reservoir parameters estimated from well data and other sources were used to estimate the volumes of hydrocarbons contained in a reservoir and the estimated amounts of these hydrocarbons expected to be recovered economically.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates were based on the current producing rates for the wells now on production. If the data were sufficient to support a decline trend, that trend was

used as the basis for estimating future production rates. If no production decline trend had been established, an estimated rate of decline was then applied to calculate the reserves

The future production rates from wells now on production may be more or less than estimated because of changes in well performance, market demand or allowables set by regulatory bodies. Wells that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

Historical hydrocarbon prices were provided by Blacksands. The oil and condensate index price forecast used was a flat WTI Cushing, OK spot price of $95.83 WTI per barrel which represents the average of the previous 12 month period of the actual WTI Cushing spot price. The actual oil price in the field was calculated using historical field price differentials derived from Blacksands' revenue and expense statements. The natural gas price was based on a flat $3.637 per MMBTU and represents the Henry Hub average for the months of November 2012 through October 2013. The actual gas price in the fields was estimated using historical gas sales differentials.

Costs

Operating costs for the leases and wells in this report were calculated using Blacksands' revenue and expense statements. The costs included were only those costs directly applicable to the leases or wells. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses and exploration and development prepayments that are not charged directly to the leases or wells.

Estimated future costs were included for recompletions necessary to recover reserves. These costs were based on current estimates provided by Blacksands and are unescalated. The estimated unescalated net cost of abandonment was included for

all wells and was provided by Blacksands. We make no warranty, expressed or implied as to the accuracy or completeness of this information.

General

This report presents our estimated projections of production and net cash flow by year after October 31, 2013. The estimates of reserves presented herein were based upon a study of the certain properties in which Blacksands owns an interest; however, we have not made any field examination of the properties nor conducted any well tests. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Blacksands has informed us that they have provided us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices and other factual data provided by Blacksands were accepted without independent verification.

The estimates of reserves and future revenue included herein have not been adjusted for risk. We believe that Blacksands understands the uncertainties inherent in the interpretation of engineering, geological, geophysical and petrophysical data. The reserves and economic calculations contained in this report represent our informed professional judgment based on the data provided by Blacksands and information obtained by us. Due to political and economic forces, there is significant uncertainty regarding the forecasting of the future hydrocarbon prices. The recoverable reserves and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report.

Neither we, nor any of our employees have any interest in the subject properties and neither our employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of Blacksands. The data, work papers and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Sincerely,

HITE & ASSOCIATES, INC.
TBPE FIRM REGISTRATION NO. F-1245

George C. Hite, P.E.
TPBE License No. 57184
President

STATE OF TEXAS
GEORGE C. HITE
57184
REGISTERED
PROFESSIONAL ENGINEER

GCH/cc
Attachments
Blacksands.EricUrban.2.11.2014

The work performed in this report for properties located in the State of Texas has been reviewed and approved by a licensed Texas Professional Engineer according to the rules of the Texas Board of Professional Engineers (TBPE).